FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica -- Presentation on Quarterly Results for the period January-September 2009	2

Investor Relations November 12th, 2009

Disclaimer This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward- looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. 1

9M 09 results highlights GROUP FINANCIALS Fundamental business trends consistent with H1 09 Significant ramp up in commercial activity in Q3; strong wireless net adds (~5 million), in line with total H1 09 figure Positive organic revenue growth despite continued cyclical impacts and substantial MTRs cuts OIBDA margin expansion sequentially and y-o-y on cost discipline and synergies Strong FCF generation & balance sheet strength High single digit growth in underlying EPS 2009 guidance reiterated and proposed €1.15 2009 DPS confirmed 2 Strong diversification & solid execution across businesses

A solid set of results in 9M 09 GROUP FINANCIALS Organic growth: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains derived from Airwave and Sogecable disposals registered in Q2 08. Jan-Sep 2009 Revenues Operating Income (OI) Change 9M 09/9M 08 Net income -3.3% -2.0% € in millions Operating Income before D&A (OIBDA) -2.2% +0.3% +5.6% OIBDA Margin +0.4p.p. Change organic(1) 9M 09/9M 08 +0.1% +1.8% +0.7p.p. +2.1% OpCF (OIBDA-CapEx) +10.1% 41,721 16,647 10,024 5,610 12,270 39.9% 3 T. Espana 35.1% 43.5% T. Latam 39.8% 39.9% T. Europe 24.1% 17.3% Negative contribution of forex across the P&L: Revenues: -3.6p.p. in 9M 09 OIBDA: -2.6p.p. in 9M 09 OI: -1.6p.p. in 9M 09 Revenues 9M 09 OIBDA 9M 09 % Group Contribution by regions

GROUP FINANCIALS High single digit underlying growth in EPS Excludes the impact derived from Airwave and Sogecable disposals registered in 2008. 9M 09 € in millions (% change y-o-y) OI Associates Financial results Taxes Minorities Net Income D&A OIBDA 47 140.7% -2,058 (-2.0%) -2,291 (-3.5%) -111 (-36.0%) 10,024 5,610 16,647 -6,623 (-2.6%) +6.4% underlying y-o-y growth(1) 4 9M 08 +9.0% EPS (€) Underlying(1) y-o-y growth 1.20 1.23 9M 09

Good commercial momentum, driven by mobile GROUP FINANCIALS Strong net adds on higher gross adds and churn contention Q3 mobile net adds in line with total customer gain in H1 09 Robust acceleration in MBB net adds Q1 09 4,718 2,559 2,251 Q2 09 Q3 09 Telefonica Group Accesses (in millions) Y-o-y growth Total FBB 268.6 205.9 Mobile Pay TV Fixed +6.6% +8.9% 13.2 +9.8% +15.1% 2.5 41.4 -4.2% MBB >13 m Group Total Net adds (^000) x1.8 5

GROUP FINANCIALS

Disciplined OpEx and CapEx to sustain benchmark profitability

OIBDA Margin


y-o-y organic¹ change
+0.8 p.p.
39.1%
39.7%
39.9%
-0.1p.p.
+0.6p.p.
+0.7p.p.
Q1 09
H1 09
9M 09

Efficiency ratio(2)


y-o-y change
-1.4 p.p.
IMPROVED!
75.3%
74.4%
73.9%
-0.9p.p.
-1.7p.p.
-2.2p.p.
Mar-09
Jun-09
Sep-09

- **Cost discipline and synergies: 9M 09 organic(1) OpEx reduction (-1.3% organic(1) y-o-y):**
  - Lower commercial costs (-4.7% organic(1) y-o-y) mainly due to cuts in handset subsidies and advertising
  - Reduction in interconnection costs (-3.4% organic(1) y-o-y) driven by lower MTRs

- **CapEx management without jeopardizing growth opportunities:**
  - Focus in BB growth opportunities (fixed & mobile) across regions. 3G CapEx: +56% y-o-y ex-fx
  - -15.7% organic(1) y-o-y (-11.9% ex-VIVO licenses)
  - Reductions across most items on the back of investments made in past years

(1) Organic growth: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008. OIBDA margins do not include the impact of capital gains derived from Airwave and Sogecable disposals registered in Q2 08.
(2) Defined as last twelve months (OpEx+CapEx- Internal exp. Capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum and Efficiency Program at T. España.

TELEFONICA S.A.
Investor Relations
Telefonica
6

GROUP FINANCIALS

Healthy OpCF across the board, with superior conversion rate of revenues into cash generation

9M 09 Organic growth(1) (y-o-y)


Telefónica Group
+0.1%
+0.3%
10.0p.p.
+1.8% +1.8%
+10.1% +10.2%
Revenues
OIBDA
OpCF(2)
Considering comparable terms (3) in T. España


T. España
(y-o-y growth in comparable terms(3))
-6.4%
-8.2%
-3.3%
Revenues
OIBDA
OpCF(2)


T. Latam
(y-o-y organic(1) growth)
+5.8%
+13.5%
+31.4%
Revenues
OIBDA
OpCF(2)


T. Europe
(y-o-y organic(1) growth)
+1.4%
+4.6%
+16.1%
Revenues
OIBDA
OpCF(2)

(1) Organic growth: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008. OIBDA figure does not include the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave and Sogecable.
(2) OpCF: OIBDA-CapEx.
(3) Excludes impact of USO in Q1 09 on revenues (Wireline: €75 m) and OIBDA (Wireline: €46 m; Wireless: €-24 m) and Q3 08 on revenues (Wireline: €183 m) and OIBDA (Wireline: €110 m; Wireless €-59 m), bad debt recovery in Q1 08 (Wireline: €17 m; Wireless: €8 m), Real Estate capital gains (Wireline: €0.5 m in 9M 09 and € 73 m in 9M 08), the revision of the estimates for the adjustment to workforce adaptations plans provided for in prior periods, which resulted in lower expenses in the second quarter of 2009 (Wireline: €58 m; Wireless: € 32 m) and the sale of application rights (Wireless: €48 m on revenues and OIBDA).

TELEFONICA S.A.
Investor Relations
7

On track to meet 2009 guidance GROUP FINANCIALS Full year 2008 adjusted figures for guidance exclude Sogecable capital gain (€ 143 m), the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized (€ 174 m) and includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008). In terms of guidance calculation OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. Espana and spectrum licenses. OIBDA Growth(1) CapEx(1) €4,557 m 9M 09 OpCF(1) Revenue Growth(1) Change 9M 09/9M 08 +1.9% Change 9M 09/9M 08 2009 GUIDANCE +1%/+3% 2009 GUIDANCE +8%/+11% +10.3% Change 9M 09/9M 08 2009 GUIDANCE < €7,500 m 2009 GUIDANCE Revenue growth 8 +0.3%

TELEFÓNICA ESPAÑA

Enhanced commercial activity while maximizing OpCF

Revenue growth (Underlying [1] y-o-y change)

OIBDA and OIBDA margin (comparable [2] y-o-y change)

Margins over revenues; (comparable[2])


WIRELINE
WIRELESS
Service revenues
MTRs cuts[3]: -2.4p.p. in 9M 09
-1.2p.p.
+0.2p.p.
Q1 09
Q2 09
Q3 09
-3.0%
-4.2%
-4.0%
-0.8p.p.
+0.1p.p.
Q1 09
Q2 09
Q3 09
-7.3%
-8.1%
-8.0%
9M 09
-5.3%
47.7%
47.0%
-0.7p.p.
9M 08
9M 09
OIBDA
OIBDA margin
9M 09
-12.1%
45.3%
43.8%
-1.5p.p.
9M 08
9M 09
OIBDA
OIBDA margin
T.ESPAÑA
-2.3p.p.
10.0%
7.8%
9M 08
9M 09
CapEx / Revenues
-1.7p.p.
62.2%
60.5%
IMPROVED!
Sep-08
Sep-09
Efficiency ratio[4]

- **Slowdown in revenue decline ...**
- **... while sustaining sound profitability across businesses: 48.7% comparable[2] OIBDA margin ...**
- **... and investing in growth opportunities**

T. España OpCF: € 6,113 m; -3.3%[2] y-o-y

(1) Excluding USO (Q1 09 and Q3 08), seasonality in Q2 09 and Application Sale in Q3 09.
(2) Excludes impact of USO in Q1 09 on revenues (Wireline: € 75 m) and OIBDA (Wireline: € 46 m; Wireless: € -24 m) and Q3 08 on revenues (Wireline: € 183 m) and OIBDA (Wireline: € 110 m ;Wireless € -59 m), bad debt recovery in Q1 08 (Wireline: € 17 m; Wireless: € 8 m), Real Estate capital gains (Wireline: € 0.5 m in 9M 09 and € 73 m in 9M 08), the revision of the estimates for the adjustment to workforce adaptations plans provided for in prior periods, which has resulted in lower expenses in the second quarter of 2009 (Wireline: € 58 m; Wireless: € 32 m) and the sale of applications rights (Wireless: € 48 m on revenues and OIBDA).
(3) MTRs cuts have a negative impact in revenues of 2.4 percentage points in January-September 2009 vs. same period 2008.
(4) Defined as last twelve months (OpEx+CapEx- Internal exp. Capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum and Efficiency Program at T. España.

TELEFONICA S.A.
Investor Relations

9

Commercial activity improves for second quarter in a row TELEFONICA ESPANA Estimated market shares. Monthly flat rates. Q3 09 vs. Q2 09 joint net adds for Vodafone, Orange, Yoigo (companies' press releases) and MVNOs (Telefonica's estimates) Contract net adds Total net adds 10 Q1 09 Q2 09 Q3 09 45.4 39.6 92.1 Q1 09 Q2 09 Q3 09 -7.7 4.7 44.7 9.8 100.9 277.6 -14.9 141.4 314.8 -208.9 Q1 09 Q2 09 Q3 09 Q1 09 Q2 09 Q3 09 FBB net adds (^000) Pay TV net adds (^000) Wireless net adds (^000) Fixed telephony lines losses Market share ^56%E Contract churn contention Market share ^16%E 62% offset by net growth in wholesale in Q3 09 5,424 1,512 8,306 FBB (retail) Accesses Wireless 3G devices Wireless data flat rates(1) Total BB accesses ('000) +6.0% >2.2x +49% +123% September 2009 y-o-y growth -321.3 -313.5 -33% q-o-q growth 2.3x 9.5x Market leader in 3G devices vs. -5%(2) for competitors

Stable declines in usage and rational pricing competition TELEFONICA ESPANA 11 Mobile traffic -3.6% -4.5% -3.8% Q1 09 Q2 09 Q3 09 y-o-y growth Outgoing mobile voice ARPU -10.5% -10.7% -9.8% Q1 09 Q2 09 Q3 09 -4.2% -3.8% -3.3% Outgoing ARPM y-o-y growth Retail BB connectivity ARPU -6.6% -5.7% -6.8% Q1 09 Q2 09 Q3 09 y-o-y growth Mobile ARPU Q1 09 Q2 09 Q3 09 -9.5% -10.4% -9.4% y-o-y growth

Trends in revenues similar to previous quarter

HIGHLIGHTS

	Q2 09	Q3 09	9M 09
Solid growth of wireline data revenues	+7.1%	+12.7%	+7.8%
Healthy IT revenue growth	+4.8%	+11.1%	+12.7%
Robust wireless data connectivity revenues	+56.6%	+46.9%	+50.9%

STABILIZATION

	Q2 09	Q3 09	9M 09
Wireline voice service revenues impacted by lower usage	-12.1%	-10.8%	-10.4%
Outgoing wireless revenues down on lower usage patterns	-6.6%	-5.3%	-5.6%
Wireless incoming revenues (roaming-in and interconnection) down on price cuts and lower traffic	-19.1%	-18.8%	-19.0%

LOWLIGHTS

	Q2 09	Q3 09	9M 09
Lower PSTN access revenue, in line with accesses evolution	-5.9%	-7.6%(1)	-6.3%(1)
Decline in retail wireline BB revenues on lower accesses growth market and ARPU decline	-2.2%	-3.2%	-1.4%

Maintaining revenue share(2) leadership across businesses y-o-y

(1) Ex USO.
(2) Based on historical data and Telefonica's estimates.

TELEFONICA S.A.
Investor Relations
Telefonica
12

TELEFÓNICA LATAM

T.Latam: A story of profitable growth

Revenue growth (9M 09 y-o-y change)


+1.9%
+5.8%
1.7p.p.
0.7p.p.
0.5p.p.
2.9p.p.
0.1p.p.
€ terms
Organic(1)
Arg.
Mex.
Peru
Ven.
Others(2)

OIBDA growth (9M 09 y-o-y change)


+10.1%
+13.5%
2.4p.p.
3.1p.p.
1.3p.p.
5.4p.p.
1.3p.p.
€ terms
Organic(1)
Arg.
Mex.
Peru
Ven.
Others(2)

Margins over revenues (9M 09)

Organic y-o-y growth(1)


+2.7p.p.
39.9%
-2.7p.p.
11.8%
Total
Total
OIBDA margin
CapEx/Revenues
IMPROVED!
79.2%
77.8%
76.8%
-1.5p.p.
-2.9p.p.
-3.4p.p.
Mar-09
Jun-09
Sep-09
Efficiency ratio(3)

- **Sustained organic top line growth:**
  - Double digit growth in mobile and Internet & Pay TV
- **Increased commercial activity across markets in Q3 09**: total net adds up 2.4x q-o-q
- **Robust OIBDA growth:**
  - OpEx discipline and further synergies, leveraging scale
  - Q3 09 growth similar to H1 09 despite higher net adds
  - +2.7 p.p. margin(1) y-o-y expansion
- **Further improvement in efficiency ratio, boosting OpCF**

T. Latam OpCF: € 4,668 m; +31.4%(1) y-o-y

(1) Assuming constant exchange rates and including the consolidation of Telemig in Jan-Mar 2008.
(2) Includes Brazil, Central America, Colombia, Ecuador, Chile, Uruguay and Others.
(3) Defined as last twelve months (OpEx+CapEx- Internal exp. Capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum.

TELEFONICA S.A.
Investor Relations

Telefónica

13

TELEFÓNICA LATAM

Wireless business: growing ahead of the market

Net Adds (in millions)


1.3
1.4
3.3
5.9
25%
21%
Ex Mexico
Q1 09
Q2 09
Q3 09
9M 09

Weight of contract net adds

Mobile customers (Sep-09; in millions)


48.8
16.5
15.5
11.1
10.6
8.8
7.3
+16%
+13%
+5%
+11%
+3%
-9%
+8%
Brazil
Mex.
Arg.
Peru
Ven.
Col.
Chile

y-o-y change

	Brazil	Mex.	Arg.	Peru	Ven.	Col.	Chile
Q-o-q net adds growth	+72%	+36%	x3	x2.4	c.s.	n.s.	+28%

Mobile revenue growth (9M y-o-y organic(1))


+10.8%
+12.3%
+13.3%
+14.3%
+36.8%
+36.6%
Total
Service
Data

H1 09 y-o-y change

	Brazil(1)	Mex.	Arg.	Peru(2)	Ven.	Col.	Chile
Data Rev. Growth (%) 9M 09 y-o-y	+36	+29	+36	-2	+61	+35	+28

- **Enhanced net adds q-o-q, outperforming peers**
  - Gross adds acceleration: 12.1m in Q3 09 vs. 11.5m in Q2 09
  - Q-o-q churn reduction across markets: 2.3% in Q3 09 (-0.4 p.p. vs. Q2 09)
  - Q3 09 net adds q-o-q improvement in most countries
  - Better mix of net adds in 9M 09
- **Q-o-q ARPU stabilization**
  - 9M 09 traffic up 9.6% y-o-y
  - 9M 09 ARPU(1) down 2.3% vs. -2.9% in H1 09 due to a better outgoing ARPU(1) (+1.8% in 9M vs. +1.1% in H1)
- **Double digit organic(1) revenue growth fuelled by customer and usage boost**
  - Sound service revenue growth
  - Strong mobile data revenue growth to over 17.1% of service revenue in 9M 09 (+3.2 p.p.(1) y-o-y) on good MBB momentum
  - Lower handset sales: -9.2% y-o-y(1) in 9M 09 vs. -4.7% y-o-y(1) in H1 09

(1) Assumes constant exchange rates and includes Telemig in Jan-Mar 2008.
(2) On a comparable basis.

TELEFONICA S.A.
Investor Relations
Telefónica
14

TELEFONICA LATAM Sustained BB accesses growth leveraging increased bundles penetration BB/fixed lines: +2.3 p.p. y-o-y 2P&3P/BB: +8.8 p.p. y-o-y Total bundles/fixed lines: +2.3 p.p. y- o-y 3P offer launched in Argentina, increasing customer value Q3 09 net adds impacted by Anatel decision in Brazil Increased contribution from Internet & Pay TV revenue Solid expansion in Pay TV accesses Flattish fixed line accesses Excluding Medianetworks in 2008. Wireline business: Ongoing transformation 31.9% 25.7% 20.5% 14.5% Brazil Arg. Chile Peru 19.4% Col. 20.8% Latam +2.0p.p. +3.6p.p. +3.8p.p. +2.4p.p.(1) +2.5p.p. +3.7p.p. 1.2 0.8 0.8 2.6 Brazil Arg. Chile Peru 5% 13% 9% 14% 0.4 Col. 6.3 Latam 7% 22% Y-o-y growth Retail BB accesses (Sep-09; in millions) Pay TV Accesses (Sep-09; in millions) Internet & PayTV rev/ Total rev (9M 09) Y-o-y growth Y-o-y growth Brazil Chile Peru Col. Latam 0.5 0.1 0.3 0.7 1.7 7% 19% -1% 16% 12% 0.05 Ven. n.s. 15

TELEFÓNICA LATAM

Sustained performance in most markets

9M 09 y-o-y growth (in local currency)	Total revenue	Mobile service revenue	Total Wireline revenue	BB & TV revenue	Total OIBDA	Mobile OIBDA	Wireline OIBDA
Brazil[1]	+2.0%	+8.8%[2]	-1.0%	+14.8%	-0.1%	+17.4%[2]	-6.2%
Argentina	+15.3%	+19.0%	+14.9%	+39.6%	+23.5%	+39.0%	+6.0%
Chile	-1.8%	- 1.5%	-4.6%	+ 12.0%	+6.4%	+14.4%	-2.9%
Peru[3]	+6.6%	+4.6%	+4.1%	+12.5%	+17.9%	+29.2%	+10.6%
Colombia	-10.1%	-9.2%	-7.4%	+14.7%	-22.2%	-6.1%	-32.6%
Venezuela	+25.1%	+27.0%			+37.9%		
Mexico	+9.8%	+18.7%			+65.6%		

- **Accelerating growth in Mexico; gaining market share while expanding margins:** +1 p.p. in market share to >20%; mobile net adds up 36% q-o-q; sustained ramp-up in service revenue growth (+20.2% y-o-y in Q3 09); 35.4% OIBDA margin in 9M 09 (+11.9 p.p. y-o-y); 9M 09 OpCF 2.1x above 9M 08
- **Consolidating Vivo's superior performance in Brazil (leadership & enhanced profitability)**: +0.4% increase in ARPU q-o-q despite over 2m net adds in Q3 (+72.2% q-o-q). +3.0 p.p. y-o-y OIBDA margin expansion to 31.0% in 9M 09
- **Strong results in Argentina and Venezuela:** healthy top line expansion and outstanding profitability
- **Solid performance in Peru across businesses**

(1) Includes 50% of Vivo.
(2) Includes Telemig in January-March 2008.
(3) Excludes Medianetworks in 2008.

TELEFONICA S.A.
Investor Relations

Telefónica

16

TELEFONICA LATAM Initiatives to turn around operations in Telesp and Colombia mobile start to pay off Telesp FBB 17 Progressive resume of Speedy sales across distribution channels from September Absence of commercial campaigns until November Focus on good quality adds Improved quality and customer satisfaction KPIs, leading to lower churn Colombia mobile Enhanced quality of gross adds Lower churn in Q3 09 (-1.2 p.p. q-o-q and -0.5 p.p. y-o-y) Improved ARPU performance: +6.2% q- o-q in local currency, on the back of solid data revenue growth (+39.7% y-o-y in Q3 09) Continued OIBDA margin expansion: +1.6 p.p. y-o-y to 25.6% in 9M 09 Contract net adds ('000) -36.1 18.8 93.4 Q1 09 Q2 09 Q3 09 5x Reinforced postpay offer -148.9 Net adds ('000) Ban to sell Speedy Jun-22 to Aug-27 Q3 09 Pre- suspension Monthly gross adds(1) 100 81 Average Sep-Oct. Monthly churn(1) 100 92 Pre- suspension Average Sep-Oct. Index (%)

TELEFÓNICA EUROPE

T. Europe: consistent approach showing a distinctive performance in key markets


Mobile net adds ('000)
% Contract
792.1
69.3%
894.8
72.4%
Q2 09
Q3 09
Revenue growth (1)
Organic growth
Ex-MTRs
60% market share of net adds across markets(3)
+0.5%
+1.8%
Flat
+3.0%
Q2 09
Q3 09
OpCF (OIBDA -CapEx) (1)(2)
y-o-y growth (1)(2)
+13.5p.p.
+5.8p.p.
-0.6p.p.
+18.7%
9M 08
GER
UK
Other
9M 09

- **Customer growth drives revenue outperformance in key markets**
  - Commercial activity ramped up in Q3 09
  - Churn reduction in key segments & geographies (-0.2 p.p. to 1.4% y-o-y contract churn in Q3 09)
  - Sustained traction in the contract segment
  - Mobile Internet driving non-P2P SMS organic(1) revenue growth: +36.8% y-o-y in 9M 09
- **Continued OpCF growth leveraging efficiencies and increased contribution from Germany**
  - Further decrease in non-commercial costs, compensating higher commercial activity
  - +0.9 p.p. OIBDA margin expansion(1) to 28.6% in 9M 09
  - +6.0% y-o-y OIBDA ex restructuring costs in 9M 09(2)
  - Seasonal CapEx increase of 12.0%(1) q-o-q on increased commercial activity

(1) Organic growth: Assuming constant exchange rates. The impact derived from past assets disposals (€113 m in 2008 from Airwave) is also excluded from the calculation.
(2) Excluding restructuring costs of 42 million euros in the January-September 2009 period.
(3) Market share of mobile net additions in the 12 month period from Sep-08 in UK, Germany, Ireland and Czech Republic (does not include Slovakia). Source: Company reports and internal estimates.

TELEFONICA S.A.
Investor Relations
Telefónica
18

TELEFÓNICA EUROPE

T. O2 UK: sustained outperformance through customer experience leadership


Mobile contract customers (y-o-y growth)
Non-P2P SMS data rev. y-o-y growth (1)
Scale
& Mobile data
Weight of contract y-o-y growth
+13.9%
+3.2 p.p.
Sep-09
+53.0%
9M 09
Mobile Service Revenue
(y-o-y growth)(1)
Reported growth
Ex-MTRs
+5.0%
+5.6%
H1 09
+1.2%
+6.1%
Q3 09
OIBDA and OIBDA margin
(y-o-y growth)(1)(2)
+4.0%
9M 09
OIBDA
25.6%
-0.1p.p. y-o-y
9M 09
OIBDA margin

- **Ramp up in mobile service revenue growth in the quarter, ex MTR cuts**
  - Contract churn at 1.2%, sustaining over 312k contract net adds in Q3 09
  - No further deterioration of usage optimization behavior among customers
- **Further efficiency measures, setting the basis for future growth**
  - Increased commercial activity offset by 2.1%(1) y-o-y decrease of non-commercial OpEx in 9M 09
  - Improved contribution from DSL and customer retention on increased scale
  - Continued efficiencies in network & IT areas
  - Getting costs to the right place on a continued basis: € 28 m restructuring charges in Q3 09

(1) In local currency.
(2) Excluding restructuring charges of 28 million euros in Q3 09.

TELEFONICA S.A.
Investor Relations

Telefónica

19

TELEFONICA EUROPE Gaining scale in the mobile market, leveraging our challenger strategy Improved customer oriented product portfolio: "O2o" gaining traction Q3 contract net adds increasing 47.2% y-o-y Network quality, already tested and recognized(1) Robust growth in non-P2P SMS data revenues: +33.0% y-o-y in 9M 09 Continued OIBDA expansion on the back of Lower network dependence on 3rd parties Enhanced profitability of the fixed & BB business Improved distribution network: more sales through direct channel - now 861 O2 shops New commercial approach implemented in Q4 08 T. O2 Germany: delivering growth on solid foundations and focused commercial approach "Connect "magazine's network test. 20 OIBDA and OIBDA margin (y-o-y growth) Mobile Net adds (^000) Ex-MTRs from April 09 Reported Mobile Service Revenue (y-o-y growth) 139.3 215.9 426.7 467.6 Q2 09 Q3 09 1.5x +25.1% 9M 09 OIBDA margin OIBDA 9M 09 24.3% +4.3p.p. Q2 09 -1.2% +0.6% Q1 09 +1.2% Q3 09 -0.4% +2.1%

TELEFÓNICA EUROPE

Hansenet transaction perfectly completes our strategy towards the integrated play

Attractiveness of the ADSL German market	■ **Largest ADSL market in Europe with significant growth potential** ■ 21.8 m ADSL accesses in 2008, +5.6% CAGR 08-12E, +14 p.p. penetration in 4 years(1) ■ **Rising number of integrated households in Germany, an untapped opportunity** ■ Increase revenue/household through bundling & churn reduction
Hansenet: the best fit for T. O2 Germany	■ **#4 player in BB market and strong network, successful partnering with TEF** ■ 2.3 m BB customers (Jun-09), 28% households own coverage, high market share in key cities ■ **Leading brand, quadruple player and strong success story in fixed-mobile bundling** ■ 25% of Alice households also contracted Alice mobile (on O2 network)
Benefits of the proposed transaction	■ **T. O2 Germany to become #3 player in the German telco market** ■ € ~5 Bn annual revenue, ~2.6 m retail BB accesses, over 15m mobile customers(2) ■ **Significant synergies potential – limited overlap with T. O2 Germany** ■ Commercial: Product up-selling – cross-selling & direct channel expansion ■ Further review of current operating model towards common platforms

(1) Source: BoA-ML "European Telecoms Matrix Q3 2009", Sep-09. Penetration measured over households.
(2) Source: Telecom Italia and Telefónica quarterly releases as of September 2009.

TELEFONICA S.A.
Investor Relations

Telefónica

21

GROUP FINANCIAL EXPENSES AND DEBT

Benefiting from a prudent financial policy

Net Debt Evolution


€ in millions
42,733
-6,733
+620
+3,014
+834
+2,067
42,535
1.9x OIBDA(1)
Net Fin. Debt Dec-08
FCF Post-Minorities
Commitments cancellation
Shareholder remuneration
Net Financial Investments
FX, accruals and others
Net Fin. Debt Sep-09

Average debt life


5.9 y
6.8 y
7.2 y
Adjusted with our €1.75bn November issue (10y at 4.693%)
Dec-08
Sep-09

Lower cost of debt

	9M 09
Net interest Expenses	€ -1,889 m
FX results	€ -169 m
Total Financial Results	**€ -2,058 m**
Total Average Debt	€ 45,359 m

5.57% effective interest rate

- Leverage target, including commitments, kept in the low part of our target range (2.0x OIBDA)
- Contained financial expenses below the 6% mark
- Smoothing maturity profile, with cash exceeding maturities in short/medium term, and longer average debt life

(1) Calculation based on 9M 09 OIBDA figure annualized excluding results on the sale of fixed assets.

TELEFONICA S.A.
Investor Relations
Telefónica
22

Conclusions GROUP FINANCIALS Fundamental business trends consistent with H1 09 Significant ramp up in commercial activity in Q3; strong wireless net adds (~5 million), in line with total H1 09 figure Positive organic revenue growth despite continued cyclical impacts and substantial MTRs cuts OIBDA margin expansion sequentially and y-o-y on cost discipline and synergies Strong FCF generation & balance sheet strength High single digit growth in underlying EPS 2009 guidance reiterated and proposed €1.15 2009 DPS confirmed 23 Strong diversification & solid execution across businesses

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 12th, 2009	By:	/s/ Santiago Fernández Valbuena

Name: Santiago Fernández Valbuena
Title: Chief Financial Officer